2550 M Street, NW Washington, DC 20037 202-457-6000 Facsimile 202-457-6315 www.pattonboggs.com

August 8, 2008	Kevin M. Houlihan 202-457-6437 khoulihan@pattonboggs.com

VIA EDGAR Michael R. Clampitt Staff Attorney Mail Stop 4561 Securities and Exchange Commission Washington, DC 20549

Re:          Emclaire Financial Corp.

                Registration Statement on Form S-1

                Filed June 27, 2008

                File No. 333-151993

Dear Mr. Clampitt:

                Attached for filing on behalf of Emclaire Financial Corp. (the “Company”) is a complete copy of Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”) previously filed by the Company on June 27, 2008 and as amended on August 1, 2008.  The Amendment is being filed in accordance with the requirements of Regulation S-T.

                The Amendment reflects responses to the comments of the staff set forth in a letter, dated August 7, 2008, to David L. Cox, Chairman of the Board, President and Chief Executive Officer of the Company.  The responses set forth below correspond numerically to each of the staff’s comments.  The Amendment also includes certain revisions made in response to comments received from the staff of the Office of Thrift Supervision (“OTS”).

                1.             As discussed, the offering price will be determined prior to effectiveness of the Company’s Registration Statement.  Currently, the offering price will equal 85% of the average of the last sales price, or average closing bid and asked quotations, if there is no last sales price, of a share of the Company’s common stock on the OTC Bulletin Board for the ten trading days ending on the second day prior to the date of the prospectus.  The Company may

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determine to end this period the day before the date of the prospectus or the day of the date of the prospectus rather than the second day.

                2.             We note the staff’s comment and respectfully request that the staff reconsider its position for the reasons set forth below.

As stated previously, in the typical conversion context, the appraisal of the institution’s pro forma market value establishes the total offering, the range of shares which may be offered and ultimately, price to book value and price to earnings ratios.  In short, the appraisal is material to an individual’s investment decision.  In the current situation, we do not believe the appraisal of Elk County’s pro forma market value is material to an individual’s investment decision to purchase or not to purchase shares of the Company’s common stock in the offering.  There is no correlation between the appraisal and the typical factors investors consider in making an investment decision such as the market price of the common stock, earnings of the issuer, dividend policy of the issuer, offering price to earnings or offering price to book value.

Although the minimum of the offering is based on the minimum of the appraised value, this was done solely to satisfy the intent of the OTS conversion regulations as opposed to a minimum amount necessary to provide critical working capital or adequate regulatory capital or to repay certain obligations. Frankly, the minimum of the offering is an artificial floor and bears to relation to any specific capital needs of the Company.  It should also be noted that the maximum of the offering will greatly exceed the maximum of the appraised value of Elk County, further distinguishing this offering from a typical conversion.  Disclosure to this effect has been provided in the prospectus on pages 3, 24 and 68.

Finally, the Company estimates that filing the appraisal report via EDGAR would cost at least $5,000 plus the costs associated with proofreading and reviewing the document for electronic filing.

In summary, we do not believe that the appraisal of Elk County will impact in any meaningful way an investor’s decision to purchase shares of Emclaire Financial Corp.’s common stock.

                Please note that updated consents have been provided in the Amendment.

                For your convenience, a marked copy of the Amendment has been provided to you separately.

                Please do not hesitate to contact the undersigned if there are any questions regarding the Amendment or if I can be of assistance in any way.

                As always, the staff’s cooperation is greatly appreciated.

Very truly yours,

/s/ KEVIN M. HOULIHAN
Kevin M. Houlihan

cc:           David L. Cox

                William C. Marsh